Exhibit (a)(17)
The China Securities Regulatory Commission, the Shenzhen Stock Exchange, The Stock Exchange of Hong Kong Limited (the Hong Kong Stock Exchange) and the New York Stock Exchange (NYSE) take no responsibility for the contents of this Announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Announcement.
Neither the United States Securities and Exchange Commission (the SEC) nor any U.S. state securities commission has approved or disapproved of the H Share Offer, passed upon the merits or fairness of the H Share Offer or passed upon the adequacy or accuracy of the disclosure in this Announcement, and any representation to the contrary is a criminal offence.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)	(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(H Share Stock Code: 0857) (ADS Stock Symbol: PTR)	(A Share Stock Code: 000618) (H Share Stock Code: 0368) (ADS Stock Symbol: JCC)
Financial Adviser to PetroChina Company Limited in relation to the H Share Offer

Citigroup Global Markets Asia Limited
Financial Adviser to Jilin Chemical Industrial Company Limited in relation to the H Share Offer

Independent financial adviser to the independent board committee of Jilin Chemical Industrial Company Limited in relation to the H Share Offer and the delisting proposal

Platinum Securities Company Limited
ANNOUNCEMENT OF POLL RESULTS OF THE H SHARE CLASS MEETING

The Jilin Board is pleased to announce that the H Share Class Meeting was duly held on 31 December 2005, during which the Delisting Resolutions were duly passed by way of poll.
INTRODUCTION
On 28 October 2005, PetroChina Company Limited (the Offeror) and Jilin Chemical Industrial Company Limited (Jilin) jointly announced that, subject to the satisfaction or waiver of certain pre-conditions (the Pre-Conditions), Citigroup Global Markets Asia Limited (Citigroup), on behalf of the Offeror, and (in the United States only) the Offeror, would make a voluntary conditional offer (the H Share Offer) to acquire all the outstanding overseas listed foreign invested shares of par value RMB1.00 each in Jilin (the Jilin H Shares) for HK$2.80 per Jilin H Share, and the Jilin H Shares represented by American Depositary Shares (the Jilin ADSs) for HK$280.00 per Jilin ADS, in each case not already owned by the Offeror and parties acting in concert with the Offeror (the Joint Announcement). On 16 November 2005, the Offeror and Jilin jointly announced the satisfaction or waiver of the Pre-Conditions and despatched the composite offer and response document (the Composite Document) relating to the H Share Offer. On 12 December 2005, the Offeror and Jilin jointly announced that certain clarification amendments had been made to the Composite Document in response to comments from the SEC. On 23 December 2005, the Offeror and Jilin jointly announced that the Offeror had received no-action relief from the staff of the SEC with respect to terminating the Initial Offer Period and thereby ending withdrawal rights upon the H Share Offer becoming or being declared unconditional and that if the H Share Offer becomes or is declared unconditional at any time on or after 31 December 2005, the date of the H Share Class Meeting, the Initial Offer Period will expire and the rights of the Jilin H Shareholders and the Jilin ADS Holders to withdraw their acceptances of the H Share Offer will also terminate at such time.
Unless the context requires otherwise, terms defined in the Joint Announcement and the Composite Document have the same meaning when used in this Announcement.
THE RESULTS OF THE H SHARE CLASS MEETING
The Jilin Board is pleased to announce that the H Share Class Meeting was duly held on 31 December 2005, during which the special resolutions proposed in relation to the voluntary withdrawal of the listings of the Jilin H Shares and Jilin ADSs from the Hong Kong Stock Exchange and the NYSE, respectively (the special resolutions together, the Delisting Resolutions), were duly passed by way of poll.
The H Share Class Meeting was held at 10:00a.m. (Hong Kong time) on 31 December 2005 at the Grand Ballroom, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong. A poll was demanded by the Chairman of the H Share Class Meeting for voting on the Delisting Resolutions. The poll results in respect of the Delisting Resolutions were as follows:

Special resolutions	Number of votes
	For	Against
(1) To consider and approve the voluntary withdrawal of the listings of the Jilin H Shares and the Jilin ADSs from the Hong Kong Stock Exchange and the NYSE, respectively; and	462,648,039 Jilin H Shares (97.15%)Note 1	13,594,400 Jilin H Shares (1.41%)Note 2

(2) To authorize any director of Jilin to take such other actions and execute such documents or deeds as he may consider necessary or desirable for the purpose of implementing the voluntary withdrawal.
	462,461,039 Jilin H Shares (97.15%)Note 1	13,551,400 Jilin H Shares (1.41%)Note 2

Notes:

1.	Based on the total number of the votes attaching to the Jilin H Shares held by the Jilin Independent H Shareholders (including the Jilin H Shares underlying the Jilin ADSs) cast in person or by proxy at the H Share Class Meeting;

2.	Based on the total number of the votes attaching to all the Jilin H Shares held by the Jilin Independent H Shareholders.

The holders of 964,050,100 Jilin H Shares (being the number of the total issued Jilin H Shares less the number of the Jilin H Shares held by the Offeror and the parties acting in concert with the Offeror (including Citigroup), Platinum and parties acting in concert with Platinum, Cazenove and parties acting in concert with Cazenove) (the Jilin Independent H Shareholders) were entitled to attend and vote on the Delisting Resolutions at the H Share Class Meeting.
There was no Jilin H Share entitling the holder to attend and vote only against the Delisting Resolutions at the H Share Class Meeting.
The Offeror and parties acting in concert with the Offeror (including Citigroup), Platinum and parties acting in concert with Platinum, Cazenove and parties acting in concert with Cazenove were required to, and did, abstain from voting in respect of the Delisting Resolutions in accordance with the Takeovers Code.
According to the Listing Rules, Hong Kong Registrars Limited acted as the scrutineer of, and reviewed the counting of, the votes at the H Share Class Meeting.
More than 75% of the votes attaching to the Jilin H Shares held by the Jilin Independent H Shareholders (including the Jilin H Shares underlying the Jilin ADSs) present in person or by proxy at the H Share Class Meeting were cast in favour of the Delisting Resolutions. In addition, the number of votes cast against the Delisting Resolutions at the H Share Class Meeting amounted to not more than 10% of all the votes attaching to the Jilin H Shares held by the Jilin Independent H Shareholders (including the Jilin H Shares underlying the Jilin ADSs).
As such, the Delisting Resolutions were duly passed pursuant to the Takeovers Code.
MINIMUM CONDITION AND THE FIRST CLOSING DATE
The Jilin H Shareholders and the Jilin ADSs Holders are advised that apart from the passing of the Delisting Resolutions by the Jilin Independent H Shareholders at the H Share Class Meeting, the H Share Offer is conditional on valid acceptances of the H Share Offer for not less than 66⅔% in nominal value of the Jilin H Shares, including the Jilin H Shares underlying the Jilin ADSs, carrying voting rights then exercisable at a general meeting of the Jilin H Shareholders, being received (the Minimum Condition). As at the date of this announcement, the Minimum Condition has yet to be satisfied.
The Jilin H Shareholders and the Jilin ADSs Holders are further advised that unless the H Share Offer becomes or is declared unconditional before 6 January 2006, or is revised or extended, the latest time and date for acceptance of the H Share Offer will be 4:00 p.m. (Hong Kong time) on Friday, 6 January 2006 (the First Closing Date). Because of the time difference between Hong Kong and New York, acceptances of the H Share Offer by Jilin ADS Holders must be received by the US Tender Agent no later than 5:00 p.m. (New York City time) on Thursday, 5 January 2006.
WITHDRAWAL OF LISTING
Accordingly, Jilin will apply to the Hong Kong Stock Exchange for the withdrawal of the listing of the Jilin H Shares on the Hong Kong Stock Exchange with effect from 9:30 a.m. (Hong Kong time) on Monday, 23 January 2006. Upon such withdrawal of the listing of the Jilin H Shares from the Hong Kong Stock Exchange is approved, the Jilin H Shares will not be listed on the Hong Kong Stock Exchange from 9:30 a.m. (Hong Kong time) on Monday, 23 January 2006. Jilin intends to notify the NYSE on the date that it receives confirmation from the US Tender Agent that there are fewer than 600,000 publicly-held Jilin ADSs. Pursuant to Item 802.01 of the NYSE Listed Company Manual, after receipt of notice from Jilin, the NYSE may suspend the trading of the Jilin ADSs on the NYSE and submit an application to the SEC to delist the Jilin ADSs from the NYSE, with such delisting effective as early as 10 days after the date of filing of such application. If necessary, Jilin may submit a voluntary delisting application to the SEC to delist the Jilin ADSs from the NYSE, with such delisting effective upon approval by the SEC.
SUBSEQUENT OFFER PERIOD
Jilin H Shareholders and Jilin ADSs Holders should note that if the H Share Offer becomes or is declared unconditional on the First Closing Date, the H Share Offer will remain open for acceptance until 4:00 p.m. (Hong Kong time) on Friday, 3 February 2006 (unless it is extended in accordance with the terms and conditions of the H Share Offer and the Takeovers Code). Because of the time difference between Hong Kong and New York, Jilin ADS Holders who wish to accept the H Share Offer should return their acceptances to the US Tender Agent by 5:00 p.m. (New York City time) on Thursday, 2 February 2006.
In such circumstances, Jilin H Shareholders who wish to accept the H Share Offer must submit their duly completed Form of Acceptance, together with the relevant document(s) of title, to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible, but in any event to reach Hong Kong Registrars Limited by no later than 4:00 p.m. (Hong Kong time) on Friday, 3 February 2006.
In such circumstances, Jilin ADS Holders who wish to accept the H Share Offer must submit their duly completed Letter of Transmittal, together with the relevant document(s) of title, to The Bank of New York, Tender & Exchange Department, P.O. Box 11248, Church Street Station, New York, New York 10286-1248, as soon as possible, but in any event to reach The Bank of New York, Tender & Exchange Department by no later than 5:00 p.m. (New York City time) on Thursday, 2 February 2006.
If the H Share Offer is extended, the Offeror and Jilin will jointly release an announcement to that effect which will be published in Hong Kong, filed with the SEC and available free of charge at the SEC’s website at www.sec.gov.
Jilin H Shareholders and Jilin ADS Holders in the U.S. are advised to read PetroChina’s tender offer statement on Schedule TO, Jilin’s solicitation/recommendation statement on Schedule 14D-9, and PetroChina’s and Jilin’s joint transaction statement on Schedule 13E-3 that have been filed with the SEC because these documents, including the amendments and exhibits thereto, contain important information about the H Share Offer. These documents are available free of charge at the SEC’s website at www.sec.gov. Jilin H Shareholders and Jilin ADS Holders in the U.S. may also direct questions and requests for copies of such documents to Innisfree M&A Incorporated, the information agent, at 1-877-717-3898 (toll free in the U.S. and Canada) or +1-212-750-5833 (call collect from all other countries). In addition, all such documents will be made available to investors in the U.S. free of charge by writing to Zhang Liyan at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the People’s Republic of China.

By order of the Board PetroChina Company Limited Li Huaiqi Secretary to the Board	By order of the Board Jilin Chemical Industrial Company Limited Zhang Liyan Secretary to the Board
Beijing, the PRC
31 December 2005
As at the date of this Announcement, the Chairman of the Offeror is Mr. Chen Geng; the Vice Chairman of the Offeror is Mr. Jiang Jiemin; the Executive Directors of the Offeror are Messrs Su Shulin and Duan Wende; the Non-executive Directors of the Offeror are Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and the Independent Non-executive Directors of the Offeror are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabè. The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information in this Announcement (other than in respect of Jilin) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Announcement have been arrived at after due and careful consideration and there are no other facts not contained in this Announcement the omission of which would make any of the statements in this Announcement misleading.
As at the date of this Announcement, the Executive Directors of Jilin are Messrs Yu Li, Zhang Xingfu and Li Chongjie; the Non-executive Directors of Jilin are Ms. Yang Dongyan, Messrs Xiang Ze, Ni Muhua and Jiang Jixiang; and the Independent Non-executive Directors of Jilin are Messrs Wang Peirong, Lü Yanfeng, Zhou Henglong and Ms. Fanny Li. The directors of Jilin jointly and severally accept full responsibility for the accuracy of the information relating to Jilin in this Announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Announcement (other than those relating to the Offeror and parties acting in concert with it) have been arrived at after due and careful consideration and there are no other facts not contained in this Announcement (other than those relating to the Offeror and parties acting in concert with it) the omission of which would make any of the statements in this Announcement misleading.